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                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-23319


                            ASCENT PEDIATRICS, INC.

                         SUPPLEMENT DATED JUNE 19, 1997
                              TO PROSPECTUS DATED
                                  MAY 29, 1997

     Ascent Pediatrics, Inc. ("Ascent" or the "Company") has received United States Food and Drug Administration (the "FDA") approval of the Company's new drug application ("NDA") for the use of Ascent's first formulation of Primsol Solution (trimethoprim hydrochloride oral solution) for the treatment of acute otitis media (middle ear infection) in children age 6 months to 12 years.

     At the time that the FDA notified Ascent of the approval, a member of the staff of the FDA stated to Ascent by telephone that the FDA was preparing a list of questions concerning Ascent's second NDA filing covering a more concentrated formulation of Primsol Solution and was considering requiring Ascent to conduct a bioavailability study comparing this more concentrated formulation with the approved Primsol Solution formulation. If the Company determines that the FDA is not moving towards approval of the Company's NDA covering the more concentrated formulation of Primsol Solution on an expeditious basis, the Company plans to introduce the approved formulation of this product as the Primsol Solution that it first brings to market.

     Ascent also has received a letter from the FDA notifying Ascent that the FDA would not accept for filing Ascent's abbreviated new drug application for Prednisolone Sodium Phosphate Syrup. In its letter, the FDA stated that it was unclear from the information provided whether one inactive ingredient used in this product had been the subject of an approved new or abbreviated drug application and that the amount of a second inactive ingredient used in the product exceeded the amount previously approved in a drug product. One of these ingredients is a sugar and the second is a flavoring agent; both are included in the product for taste-masking purposes. The FDA requested that Ascent justify that the changes in its product from the reference listed drug do not affect the safety or absorption of Ascent's product.

     The Company believes that the first of the two inactive ingredients (the sugar) in its Prednisolone product is used as an ingredient in a number of prescription and over-the-counter drug and food products, that the amount of the second inactive ingredient (the flavoring agent) is less than the amount used in many food products and that this second ingredient appears on the FDA's list of ingredients that are designated generally recognized as safe (GRAS). The Company is in the process of preparing a written submission in response to the FDA letter. There can be no assurance that the Company will not be required to demonstrate to the FDA that the inactive ingredients in its Prednisolone product do not adversely affect the safety and effectiveness of the active ingredients.